TOM HSIEH

EXECUTIVE PROFILE

Restructuring Executive · AI Venture Builder · Tech & Fintech Founder

Board Director · Social Entrepreneur · Community Leader

Business Innovator & Restructuring Executive with three decades of leadership experience across Fortune 500 companies, AI, internet and fintech start-ups, aerospace, and social enterprises. Proven track record of building agile teams and forward-thinking cultures, coupled with high-level expertise in crisis management, complex financial restructuring, asset disposition, and navigating federal bankruptcy proceedings.

Board Director experienced in board leadership, proactive corporate governance, the responsibilities of board committees including audit and finance, mindful of board-management delineation, while also igniting innovative visioning, strategic boldness, and honing mission focus.

Social Entrepreneur who has created over a dozen different organizations and advanced double- and triple-bottom-line initiatives that have had significant social impact through creative new approaches, cross-stakeholder partnerships and broad-based social solutions.

BUSINESS LEADERSHIP Track-record of business creation utilizing innovative product development & marketing including strategic partnerships, OEMs, joint ventures, retail and wholesale distribution, media, print, online and viral channels.

TECH SECTOR LEADERSHIP Experience building and managing nation-wide operations and international development for consumer-products and business-to-business applications, creating competitive advantage through cutting-edge infrastructure design, effective organizations and high-performance teams.

COMMUNITY LEADERSHIP Building community through catalyzing community engagement, instigating relational dialogue on a complex set of public issues, competing interests, and difficult trade-offs to create communal connectivity from people working together to create broadly acceptable and sustainable solutions.

GENERATIVE LEADERSHIP Convener and thought leader around movements as plenary speaker at multiple aviation, venture capital, technology, and business conferences, spokesperson for Bolder Giving, profiled in People Magazine and the Chronicles of Philanthropy, podcast guest and university guest lecturer.

MULTI-SECTOR EXPERIENCE

(Chronological Order)

Co-CEO – First Jet Airways Inc. Aug 2026 – Present

Partner – FutureSight Ventures, Inc. Jul 2026 – Present

Driving a 5x growth initiative for AI venture studio alongside a team of fellow experienced multi-exit venture builders. We build vertical B2B AI software companies from day zero with values-driven, proven founders. We bring the repeatable company-building execution system, the full-stack cofounding team, and the pre-seed capital. Focusing on capital formation for Fund II to launch 30 new ventures over the next 18 months.

CEO, Board Director – New Pacific Airlines Inc. Jul 2024 – Present

Accountable Executive for FAA Part 121 certificate, New Pacific Airlines, a scheduled and supplemental passenger airline which operates a fleet of Boeing 757-200s for domestic, international, sport and luxury travel. Guided the airline through a highly complex financial restructuring and operational wind-down starting in late 2025. Directed the strategic disposition of high-value aviation assets through Chapter 11 liquidation and Section 363 bankruptcy sale process for assets of multiple debtor entities, and a plan of reorganization for one debtor entity to maximize recovery value. Secured and administered Debtor-in-Possession (DIP) financing to maintain critical operations during the transition period. Acted as the chief corporate representative in federal bankruptcy proceedings, regularly providing on-the-record expert testimony in court.

Vice Chair, Board of Trustees – Fuller Theological Seminary, Pasadena, CA May 2022 – Present

Member of executive committee, helping guide the seminary through turbulent changes in higher education landscape, through reaffirming its evangelical mission to provide formational education and biblical scholarship while executing operational improvements and exploring merge and acquisition opportunities.

Member Board of Directors, Audit Committee – Launch Alaska, Anchorage, AK Apr 2022 – Present

Providing board governance and start-up and entrepreneurial connections with venture networks in California to promote Launch Alaska's mission of accelerating sustainable energy transition, but match-making a portfolio of deployment-ready energy tech companies with industry customers in Alaska, supported by commercial and federal funding. Portfolio companies have raised $1.7B in funding.

Co-Founder, President, Board Director – FlyCoin, Inc. Jun 2021 – Present

Spearheaded the strategic vision and executive leadership for a pioneering cryptocurrency-based loyalty fintech startup. Successfully pitched, negotiated, and closed an oversubscribed $33 million seed funding round to accelerate platform development and market entry. Developed an innovative travel rewards ecosystem where the native FLY token was seamlessly redeemable for airline loyalty programs, including establishing a strategic partnership with Ravn Alaska. Signed LOI's with a number of airlines around the world to form a alliance of low-cost carriers before the crypto currency scandals erupted in 2022 causing airlines to disassociate with crypto and pull out of the alliance. Guided the organization through complex financial headwinds, ultimately managing the company's strategic restructuring and Chapter 11 proceedings in early 2026.

CEO, Board Director – FLOAT Alaska Real Estate Jul 2020 – Present

Oversee a portfolio of strategic, airport-adjacent commercial and logistical aviation real estate, driving a 113% increase in Net Asset Value over the last five years. Optimize asset value and structure high-yield agreements, including securing a 100% occupancy long-term triple-net lease for a 50,680-square-foot mixed-use aircraft hangar, generating stable cash flow. Unlocked high-margin ancillary revenue streams by negotiating third-party infrastructure agreements, including an AT&T cell-tower agreement. Direct operations across multi-layered regulatory frameworks, successfully managing long-term commercial ground leases with the Alaska Department of Transportation (AK DOT) and overseeing major capital improvement cycles, such as a full facility roof replacement scheduled for 2025.

Co-Founder, President – Corvus Airlines Inc. dba Ravn Alaska / Executive Express Aviation Jul 2020 – Jun 2024

Alternate Accountable Executive on FAA Part 121 certificate, Corvus Airlines Inc. dba Ravn Alaska, a scheduled passenger airline which operated a fleet of eleven Dash 8-100s and Dash 8-300, also chief executive for FAA Part 135 certificate, Executive Express Aviation, and suite of related entities. Led the acquisition of Ravn Air Group assets out of a section 363 bankruptcy sale. Worked with US Treasury department to secure $35M of CARES Act and $7.4M of PPP funding. Successfully rehired approximately 350 employees. Worked with FAA and DOT and restarted essential regional airline operations in just three months. Set up interim Part 380 before receiving DOT economic authority in fourth month. Raised $15M in initial funding for the acquisition, and additional $8.4M in SAFEs, $8.7M in Convertible Notes, and $21.5M in Series A round for growth funding. Grew business to $70M annual revenue in three years. Then secured $94M in debt financing for additional growth initiatives and increased headcount to 450 employees.

President, Board Director – FLOAT Alaska Jul 2020 – Present

Architected and directed a complex corporate holding structure to consolidate, fund, and scale a conglomerate of newly acquired and zero-to-one subsidiaries across the aviation, travel, and fintech sectors. Engineered a highly

compartmentalized corporate ecosystem—including QSBS investment vehicles, dedicated asset-holding LLCs for aviation equipment and real estate, protected IP entities, and operational hubs for FAA Part 121 and 135 certificates. Optimized enterprise risk and capital agility, utilizing this structural framework to facilitate cross-entity partnerships (such as integrating FlyCoin's loyalty platform with Ravn Alaska, and leasing aircraft between FLOAT Alaska Holdings and New Pacific Airlines) and ultimately streamlining the strategic divestiture and Chapter 11 reorganization of specific debtor entities.

CEO, Co-Founder – FLOAT Shuttle Inc, Pomona, CA Sep 2019 – Present

Co-founded innovative urban air mobility start-up to fly people to work from the 40+ general aviation airports in Southern California. Successfully raised $2M+ over-subscribed seed round from angel investors and venture capitalists, obtained all regulatory approvals, negotiated agreements with airports, FBO's, and partners, executed a low-cost PR and marketing campaign that resulted in significant amount of earned media, and launched regular scheduled air service with paying customers three months after funding before the service had to be put on pause do to the COVID-19 pandemic.

Member Board of Trustees – Claremont Graduate University, Claremont, CA Mar 2019 – Present

Chair of Business, Finance & Investments Committee. Providing board governance and creative energy and strategic thinking to a financially challenged graduate institution with many distinct assets and a valuable brand. While implementing a structural and financial turnaround, have also secured acquisition/merger agreement with financially strong undergraduate institution, Pomona College, which possesses one of the largest endowments of any college or university in the U.S.

Advisor – G Labs LA, Diamond Bar, CA Dec 2017 – Sep 2019

Strategic Advisor for tech incubator focused on innovative software technologies, helping to build exposure, relationships, and investment and funding relationships. Co-Founder of new start-up FLOAT (FLy Over All Traffic) a disrupter in the aircommuter travel space.

Member Board of Directors – Inter Valley Health Plan, Pomona, CA Oct 2017 – Dec 2020

Interjecting cross-sector experience into a critical strategic juncture for a 40-year old health insurer in a time of disruptive change, as a non-medical member of the board of directors, thinking outside traditional structures and alliances to focus on creating the future of integrated health together with strategic partners.

Member Board of Directors – San Gabriel Valley Economic Partnership, Irwindale, CA Oct 2016 – Dec 2020

Co-moderator for The Partnership's Healthcare & Lifesciences Industry Council and Biotech Industry Council. Chair of the Marketing and Branding Committee. Instigator and convener of the Starfish Coalition creating the Amazon PolyPlex Proposal which along with other Los Angeles Metropolitan sites was a finalist in the Amazon HQ2 RFP process.

Member of Industry Advisory Board – Drucker School of Management, Claremont, CA Oct 2015 – Present

Formerly known as the Board of Visitors, the Industry Advisory Board provides the Business and Management School industry connections and insights, and helps guide strategy decisions at the Peter F. Drucker School of Management.

University of La Verne President's Health and Sciences Advisory Council – La Verne, CA Oct 2015 - Present

The President's Health and Sciences Advisory Council advises on industry trends and resources and helps guides the university in meeting the future health and sciences educational and workforce needs for Southern California.

Campaign Manager – Sandoval for Mayor 2016, Pomona, CA Oct 2015 – Nov 2016

As the volunteer campaign manager for Tim Sandoval's campaign for mayor of the city of Pomona, together with a team of dedicated community leaders, created and lead a growing grass-roots movement based on a set of shared core values (www.timsandoval.com/onepomona) to bring back Honesty, Integrity and Transparency to the leadership of the city of Pomona against a 20-year veteran city council member and two-term incumbent. We won the 2016 election with 62.78%.

Chair of Economic Development Initiative for Pomona's Promise – Pomona, CA Apr 2015 – Dec 2020

The Economic Development Initiative serves as the center for strategic economic development planning for the City of Pomona, a function that has been missing since the dissolution of the Redevelopment Agency. Using a Results-Based Accountability™ framework for evaluating the outcomes, we've mapped out baselines, key metrics and target outcomes.

President of Pomona Community Foundation – Pomona, CA Feb 2015 – Dec 2020

The mission of the Pomona Community Foundation is to provide leadership in funding programs and initiatives that build and lead the community to strengthen the lives of its people. Specifically focused on the work of Pomona's Promise, a Collective Impact approach. (Member of the board of the Pomona Community Foundation since 2012.)

Board of Directors of Los Angeles County Fair Association – Fairplex, Pomona, CA Apr 2013 – Apr 2016

First Asian American to be elected to the Board of Directors. Focused on advancing the community-benefit and social mission of the LACFA through the formalization of The Learning Centers. Chair of R&D Committee and Vice Chair of the Investment Committee. (Member of the Los Angeles County Fair Association since 2011.)

Vice Chair of the Board of Directors – The Learning Centers, Pomona, CA Apr 2012 – Apr 2014/Jan 2018 – Dec 2020

The mission of the The Learning Centers is to provide a wide spectrum of innovative and enriching educational experiences that bring learning to life, benefit our diverse communities and prepare our participants for success. We accomplish that through meeting unmet educational needs through hands-on, innovative learning environments. I focused on the creation of our vision and mission statement and the launch of new programs.

Chair of the Board of Directors – Servant Partners, Pomona, CA Apr 2010 – Apr 2011/Sep 2017 – Dec 2018

Servant Partners sends, equips, and trains those who want to share their lives with the urban poor and see urban slums transformed. In my role as board chair I introduced rapid development practices into the innovative stream of program development. (Member of the Board of Servant Partners from 2006 – 2011 and from 2013 to present.)

Partner – Worthy Lives, La Verne, CA Jul 2009 – Jan 2017

Worthy Lives is a mission-based social impact private company, utilizing business creation ideas that bring about positive social impact and whose proceeds also bring about positive social impact.

Board Member – Millennium Tools, Claremont, CA Apr 2008 – Jan 2012

Millennium Tools works to build the extremely poor into people of power. Millennium Tools is dedicated to preparing on-theground teams in poor communities throughout the Global South to organize people living in extreme poverty, utilizing community organizing methodologies and best practices.

Chief Executive Officer – SplinterRock Inc., Pomona, CA Jan 2007 – Present

Founded a technology consulting and telecommunications brokerage firm. Responsible for all aspects of company strategy and execution. List of clients include: LA Fitness, East West Bank, Monrovia Growers, InterActive Corp, Internet Brands, Westfield Malls, Rackspace, Orora, and NBCUniversal.

- Consulted with clients to solve technology pain-points and created customized quick-impact technology action plans.
- Researched and selected best-matched vendor partners for specific client needs.
- Created non-profit affinity program linking business telecom spending to charitable contributions.

Paternity Sabbatical/New Father – Pomona, CA Oct 2006 – Dec 2006

Sabbatical to focus on major life event, three months as stay at home new father after birth of first child, daughter, born October 11th, 2006. Was fortunate to be home for the first three months of her life. Duties included swaddling, cooing, bathing, feeding, burping, and changing diapers with wife and new mother. One of the most accomplished seasons of my life. Went on to start up my own company after this personal hiatus.

Director, Voice Products & Engineering - EarthLink, Inc., Pasadena, CA Jan 2005 – Sept 2006

Launched internal start-up to create new Voice business. P&L responsibility for new Voice and Video over IP products and services. Owned business development, product management, product marketing, and engineering. Developed and presented strategy, product demos and progress of new Voice and Video business initiatives to the Board of Directors. Directed design, engineering, implementation and quality engineering of Voice and Video over IP infrastructure, portal, network and systems including: Softswitches, SBCs, media servers, OSS/BSS, SIP proxies, soft clients, Wi-Fi phones over Muni-Wi-Fi, dual-mode Wi-Fi/Cellular services, and video content delivery.

Rallied resources and garnered company-wide support. Started from zero and ramped up to full operation and customer sales in 9 months.

Built comprehensive financial models for internal forecasts and budgets; structured external business proposals.

Reduced costs by establishing first offshore development program within the company, which saved $2M in the first year and helped accelerate development by 3 months.

Met the 6 objectives set out by the board of directors for our division for 2005; 20% of total bonuses for all EarthLink Employees were based on these goals.

Produced requirements for the industrial and engineering design of home premise equipment including Wi-Fi handsets and analog terminal adaptors. Designed Muni-Wi-Fi architecture for Voice traffic and handsets.

Partnered with key vendors to prototype video streaming products for cable-replacement and/or video on demand streaming of high-definition and standard definition content over the internet.

Presented at various trades shows including invitation to keynote and panel speaking at premier industry show to network with vendors, suppliers and distributors. Directed floor team, generated leads and new business.

Formed successful partnerships for distribution through retail and wholesale channels and OEMs.

Founding President – Pomona Hope, Pomona, CA — March 2003 – Dec 2004

Pomona Hope works for a transformed City of Pomona where all people find hope and a future, creating complementary educational and community organizing programs that help to achieve this goal. Recruited the initial board and staff to launch the non-profit organization and then stepped aside for others to continue the work.

Acting VP of Engineering - EarthLink, Inc., Pasadena, CA — Nov 2002 – Jan 2003

Managed operations and development of all EarthLink products and services while VP of Engineering was on leave. Oversaw the work of five reporting directors and their respective departments. Managed staff of over 400 employees.

Increased capabilities for competitive innovation while improving quality, productivity and operational efficiency. Accelerated product development schedules for portal, webhosting, messaging and registration, expanded sustaining engineering capabilities while maintaining flat/diminished headcount.

Reduced cost of revenue by consolidating office locations and datacenter space.

Director, System Software - EarthLink, Inc., Pasadena, CA — Oct 2002 – Dec 2004

Created new department to guide end-to-end product engineering and systems engineering for consumer and business products, including: web applications, e-commerce, wireless, email, mobile devices and messaging.

Built strategic technical capabilities ahead of product concepts, delivered 4 different projects 2-6 months early.

Revitalized a beleaguered Advanced Technology Development Group. Immediately, focused the group on wireless services and multi-media Kids Portal for quick wins, both successfully launched.

Championed new product-driven development process and project life-cycle and won buy-in for adoption by entire company resulting in faster time-to-market and regular product deployment intervals.

Reorganized groups by core competencies, clarified responsibilities and streamlined communications and workflow.

Mentored product-minded second-level managers to be successful through collaboration with other functional groups.

Director, Systems Engineering - EarthLink, Inc., Pasadena, CA — 2000 – 2002

Established new department to direct the post-merger integration and operation of disparate cultures and architectures spread across multiple data centers and seven states following the three-way merger of EarthLink, MindSpring and Onemain.

Managed $25 Million annual capital budget.

Turned around post-merger morale situation with shared set of unifying cultural and architectural values.

Created process and buy-in from multiple departments for capital expense tracking, cutting administrative overhead.

Planned and implemented Disaster Recovery plan with only $1 million capital spend.

Integrated disparate backend systems saving $12M/year and gaining a 110% increase in the rollout of new product updates.

Developed action-oriented managers who inspired and motivated high-achieving team-members.

Director, Systems Administration - EarthLink, Inc., Pasadena, CA 1999 - 2000

Directed a 7x24x365 IT organization maintaining over 800 Sun, HP, Compaq, and Linux systems in six geographically dispersed data centers across the nation. Managed 110 employees at three levels

Created a professional production culture. Honed young unfocused energy of internet start-up into a results-driven culture without extinguishing individual empowerment. Established processes, policies and procedures for the operation of mission-critical systems while creating sandboxes for creativity to flourish.

Determined technology acquisition and procurement strategies. Negotiated multi-million dollar purchases and contracts.

Manager, Systems Administration Teams - EarthLink Networks, Pasadena, CA 1997 - 1999

Managed rapid organizational growth. Served concurrently as Web Team Manager, Portal Team Manager, and Day Shift Team Manager. Built and managed new Registration and DBA teams. Managed consultants and vendor engineers to build and maintain high-availability MIS systems for billing, data warehousing and order entry.

Planned and executed datacenter migration from Glendale to Pasadena without impacting customers.

Created high performance teams with employees, vendors and consultants to achieve realized economies of scale in capital investment and personnel costs.

Systems Administrator - EarthLink Networks, Glendale, CA 1996 - 1997

Joined start-up/pre-IPO company to build and design scalable systems architecture and operations team. Managed system deployment process and operational security procedures and policy.

Created scalable and reliable internet service infrastructure to support growth from 10,000 subscribers to over 100,000 in one year and over 500,000 in less than two years.

Introduced best practices and formalized operational procedures to stabilize performance, increase system reliability.

Contractor - Jet Propulsion Laboratory, Pasadena, CA 1995 - 1996

Served as Primary Lead for management of Cassini Navigation Systems and Secondary Lead for management Galileo Navigations Systems.

Improved host and network security for mission-critical spacecraft navigation systems by implementing new encryption and security mechanism.

Managed the migration of deep space probe navigation systems from non-secured network and physical location to secured network and high-security location.

Computer Science Lab Manager - Harvey Mudd College, Claremont, CA 1994 - 1995

Configured, prepared and tested systems for course-work projects. Assisted professors in research experiments with software installations, hardware manipulations and network configurations.

Hired, trained and managed team of 10 system administrators.

Installed and configured new graphics research laboratory, X-terminal laboratory and servers, operating systems research laboratory and exotic parallel-computing research systems.

Micro-Computer Specialist - University of La Verne, La Verne, CA 1993 - 1994

Supervised 4 employees to administer Unix, VMS and Novell servers, computer labs, university library system, and campus network.

Installed co-existing TCP/IP, IPX and AppleTalk networks to enable cross-platform file-sharing and internet access for PC's, Mac's, department servers and mini-computers.

Exerted vision in detailing plan to move campus to fiber backbone and migrate server systems from VMS to Unix.

Math and Physics Teacher - Academic Curriculum Institute, Upland, CA 1993

Taught Math and Physics preparatory courses for standardized academic tests. Instilled critical problem-solving skills and personal confidence in students preparing for the SAT, Physics and Math Achievements tests.

Theoretical Modeling Specialist, Clinic Team - McDonnell Douglas, Long Beach, CA 1992

Researched, designed and built a vibration isolation system and lock-down unit for micro gravity experiment environment on space shuttles and Space Station Freedom. Mathematically modeled mechanical dynamics and heat dissipation for various power, air and data transfer conduits and mechanisms, to create non-vibration coupling solutions.

Free-lance Drafter - Omni Training Corporation, Rancho Cucamonga, CA 1990

Provided drafting services on a contract-basis. Created accurate and precise ink-drawings and illustrations of circuit welds and chip placements on semi-conductor boards for technical training materials and manuals.

EDUCATION

Executive MBA Degree - Peter F. Drucker School of Management, Claremont, CA 2004

Leadership, Strategy and Negotiations focus.

Part of intensive international workshop group for Risk Management in Emerging Economies.

Bachelor of Science Degree in Physics - Harvey Mudd College, Claremont, CA 1993

Applied Physics concentration in Systems Engineering and Computer Science emphasis.

Humanities concentration in Philosophy.

ASSOCIATIONS

National Association of Corporate Directors (NACD) - NACD is the most trusted association for board directors.

Private Directors Association (PDA) - The Private Directors Association stands as the sole national association devoted to enhancing the growth and sustainability of private companies through effective board governance.

Association of Governing Boards - AGB membership empowers higher education chief executives, board members, board professionals, and senior leaders to understand governance; how to work collaboratively to oversee their institution, system, or foundation; and how to lead through strategic challenges and opportunities.

Nasdaq Center for Board Excellence - The Nasdaq Center for Board Excellence is a convener of board members, executive and governance leaders dedicated to strengthening corporate governance.